UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 26, 2024

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 737 680 9248

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Results of General Meeting of Shareholders held on March 26, 2024

On March 26, 2024, Selina Hospitality PLC (the “Company”) held a general meeting of shareholders (the “General Meeting”).

As of the close of business on February 20, 2024, the record date for the General Meeting, 301,840,221 of the Company’s ordinary shares (the “Ordinary Shares”) were outstanding and entitled to vote at the General Meeting and each such Ordinary Share was entitled to one vote on each proposal put forward to shareholders. At the General Meeting, the holders of 226,076,187 Ordinary Shares were represented in person or by proxy, constituting a quorum.

Set forth below are the proposals voted on at the General Meeting, as well as the final vote tabulation as certified by the Inspector of Election. Note that ‘votes abstained’ and ‘broker non-votes’ are not votes under English Law and are not counted in the calculation of the proportion of the votes ‘for’ and ‘against’ a resolution.

No.	Summary of Resolution*	Votes for	% for	Votes against	% against	Votes abstained	Broker non-votes
	Ordinary Resolutions
1.	Authority to allot Shares in the Company up to an aggregate nominal amount of US$7,064,280.00, which shall equate to a maximum of 1,395,000,000 ordinary shares of US$0.005064 (rounded to six decimal places) nominal value each, which authority shall, unless renewed, varied or revoked, expire on 26 March 2029.	222,008,812	98.21%	4,050,600	1.79%	16,775	0
2.	Authority to allot Shares in the Company up to an aggregate nominal amount of US$1,012,800.00, which shall equate to a maximum of 200,000,000 ordinary shares of US$0.005064 (rounded to six decimal places) nominal value each, which authority shall, unless renewed, varied or revoked, expire on 26 March 2029.	215,157,651	98.15%	4,053,491	1.85%	6,865,045	0
3.	Authority to exercise all powers of the Company to consolidate, with effect from such date and time to be determined by the directors, all of the then outstanding ordinary shares of the Company of US$0.005064 (rounded to six decimal places) nominal value each (the “Existing Ordinary Shares”) into new ordinary shares of US$0.15192 nominal value each (the “New Ordinary Shares”) on the basis of one (1) New Ordinary Share for every thirty (30) Existing Ordinary Shares, such New Ordinary Shares to have the same rights and be subject to the same restrictions (save as to their nominal value) as the Existing Ordinary Shares.	217,550,534	99.33%	1,464,854	0.67%	7,060,799	0
	Special Resolutions
4.

Conditional on the passing of Resolution 1, authority to allot equity securities pursuant to any authority granted under Resolution 1 as if section 561 of the Companies Act 2006 did not apply to any such allotment, provided that this power shall:

a. be limited to the allotment of equity securities up to an aggregate nominal amount of US$7,064,280.00, which shall equate to a maximum of 1,395,000,000 ordinary shares of US$0.005064 (rounded to six decimal places) nominal value each; and

b. expire at midnight on 26 March 2029 (unless renewed, varied or revoked by the Company prior to or on that date).

		221,806,404	98.20%	4,056,487	1.80%	213,296	0
5.

Conditional on the passing of Resolution 2, authority to allot equity securities pursuant to any authority granted under Resolution 2 as if section 561 of the Companies Act 2006 did not apply to any such allotment, provided that this power shall:

a. be limited to the allotment of equity securities up to an aggregate nominal amount of US$1,012,800.00, which shall equate to a maximum of 200,000,000 ordinary shares of US$0.005064 (rounded to six decimal places) nominal value each; and

b. expire at midnight on 26 March 2029 (unless renewed, varied or revoked by the Company prior to or on that date).

		214,956,849	98.15%	4,056,727	1.85%	7,062,611	0

* Please refer to the Circular and Notice of General Meeting issued on February 26, 2024 for reference to the full text of the resolutions.

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Based on the foregoing votes, the shareholders of the Company have approved all of the foregoing resolutions.

A transcript of the meeting is attached hereto as Exhibit 99.1.

The information furnished in this Report on Form 6-K, including Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward-looking information

The transcript attached to this Report on Form 6-k as Exhibit 99.1 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. In particular, such forward-looking statements include those pertaining to our beliefs about our ability to execute on our path to profitability initiatives. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that the Company does not presently know, or that the Company currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this Report on Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

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INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Transcript of General Meeting of Shareholders held on March 26, 2024.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: March 26, 2024	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

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